Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports second quarter results

Kingsey Falls, Québec, August 7, 2007 — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $45 million ($0.45 per share) for the quarter ended June 30, 2007. This compares with net earnings of $33 million ($0.41 per share) for the same period in 2006. When excluding specific items1, net earnings for the second quarter of 2007 amounted to $7 million ($0.07 per share) compared to net earnings of $16 million ($0.20 per share) for the same quarter in 2006.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)

	Q2/2007	Q2/2006	Q1/2007

Sales	1,041	841	1,027
Operating income before depreciation and amortization (OIBD) (1)	79	85	108
Operating income from continuing operations	27	44	55
Net earnings	45	33	22
per common share	$0.45	$0.41	$0.22
Cash flow from operations from continuing operations (1)	43	56	38
per common share (1)	$0.43	$0.69	$0.38

Excluding specific items (1)
Operating income before depreciation and amortization (OIBD)	85	84	84
Operating income from continuing operations	33	43	31
Net earnings	7	16	5
per common share	$0.07	$0.20	$0.05
Cash flow from operations from continuing operations	45	56	46
per common share	$0.45	$0.69	$0.46

Note 1 - see the supplemental information on non-GAAP measures note.

Additional highlights

•                  Net earnings of $0.45 per share for the second quarter of 2007 which mainly include a foreign exchange gain on long-term debt of $0.21 per share as well as a $0.15 per share gain reflecting the dilution of our equity investment in Boralex.;

•                  Improved sales and net earnings in comparison to Q1 2007 due to higher shipments and average selling prices in our packaging segment despite an important appreciation of fibre costs and the $CA, which increased 7% against the $US.;

•                  Cascades continues to deliver on its strategic plan, announcing a potential business combination of its European boxboard operations with those of Reno de Medici S.p.A., thus reinforcing its packaging segment.; and

•                  Cascades recently named amongst the best 50 corporate citizens in Canada by Corporate Knights magazine.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Our results were negatively impacted by the rapid appreciation of the Canadian dollar and by the increase in the cost of recycled papers. On the other hand, we were able to improve our  sales and earnings in comparison to the first quarter due to seasonally higher shipments as well as better prices mainly in our packaging segment.

In addition, we continued delivering on our strategic plan with a proposed business combination involving the second largest European producer of recycled boxboard. The closing of this transaction will appreciably improve the situation of Cascades in Europe given the creation of an operationally and financially stronger company better able to address the demands of global customers.”

Three-month period ended June 30, 2007

Sales increased 24% during the second quarter of 2007 amounting to $1.041 billion as a result of acquisitions realized in 2006. Operating income from continuing operations amounted to $27 million compared to $44 million achieved for the same period last year.

Operating income from continuing operations excluding specific elements amounted to $33 million which  excludes a $4 million loss on financial derivatives instruments as well as a $2 million legal settlement. This amount compares to $43 million achieved for the same period last year.

Net earnings for the quarter include a $21 million foreign exchange gain on U.S. denominated debt as well as a $15 million dilution gain reflecting the adjustment of our equity investment in Boralex (BLX-TSX) following their recent issuance of equity.

Six-month period ended June 30, 2007

Sales increased 25% during the first six months of 2007 amounting to $2.068 billion as a result of acquisitions realized in 2006. Operating income from continued operations amounted to $82 million compared to $75 million achieved for the same period last year.

Operating income from continuing operations excluding specific items amounted to $64 million compared to $72 million last year and mainly excludes a gain of $25 million on the sale, in the first quarter of 2007, of our joint-venture interest in GSD Packaging, LLC (Boxboard) in addition to other specific items in the amount of $7 million.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect business conditions will continue to be challenging as a result of high fiber costs, the continuous increase in the value of the $CA and the risk of slower economic growth in the U.S.. Given these conditions and with the support of our employees, we will continue to focus on lowering our costs and improving our product offering. Also, we will continue to address less-performing assets and to seek ways to maintain our leadership position in in the area of sustainable development. Finally, in regards to the possible combination with Reno de Medici S.p.A. in Europe, we are progressing as expected and we anticipate definitive agreements to be signed by the end of 2007 and the merger to be effective early in 2008 upon expiry of applicable statutory delays.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid September 19, 2007 to shareholders of record at the close of business on September 6, 2007.  This dividend paid by Cascades is an “eligible dividend” as per the proposed changes to the Income Tax Act (Bill C-28, Canada).

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items:

(in millions of Canadian dollars)	Q2/2007	Q2/2006	Q1/2007

Net earnings	45	33	22
Net loss (earnings) from discontinued operations	(3)	1	—
Non-controlling interest	—	—	1
Share of results of significantly influenced companies	(17)	(1)	(4)
Provision for income taxes	—	4	13
Foreign exchange gain on long-term debt	(25)	(14)	(4)
Interest expense	27	21	27

Operating income	27	44	55
Specific items :
Inventory adjustment resulting from the Norampac acquisition	—	—	6
Unusual losses (gains)	1	—	(25)
Closure and restructuring costs	1	—	2
Unrealized loss (gain) on commodity derivative financial instruments	4	(1)	(7)
	6	(1)	(24)

Operating income - excluding specific items	33	43	31

Depreciation and amortization	52	41	53

Operating income before depreciation and amortization - excluding specific items	85	84	84

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings			Net earnings per share (1)
(in millions of Canadian dollars, except amounts per share)	Q2/2007	Q2/2006	Q1/2007	Q2/2007	Q2/2006	Q1/2007

As per GAAP	45	33	22	$0.45	$0.41	$0.22
Specific items :
Inventory adjustment resulting from the Norampac acquisition	—	—	6	$—	$—	$0.04
Unusual losses (gains)	1	—	(25)	$—	$—	$(0.14)
Closure and restructuring costs	1	—	2	$0.01	$—	$0.01
Unrealized loss (gain) on commodity derivative financial instruments	4	(1)	(7)	$0.03	$(0.01)	$(0.05)
Foreign exchange gain on long-term debt	(25)	(14)	(4)	$(0.21)	$(0.15)	$(0.03)
Share of results of significantly influenced companies	(15)	—	—	$(0.15)	$—	$—
Included in discontinued operations	(3)	1	—	$(0.03)	$0.01	$—
Adjustment of statutory tax rate	(3)	(5)	—	$(0.03)	$(0.06)	$—
Tax effect on specific items	2	2	11
	(38)	(17)	(17)	$(0.38)	$(0.21)	$(0.17)

Excluding specific items	7	16	5	$0.07	$0.20	$0.05

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q2/2007	Q2/2006	Q1/2007	Q2/2007	Q2/2006	Q1/2007

Cash flow provided by (used for) operating activities	(4)	34	(44)
Changes in non-cash working capital components	47	22	82
Cash flow from operations	43	56	38	$0.43	$0.69	$0.38
Specific items :
Inventory adjustment resulting from the Norampac acquisition	—	—	6	—	—	$0.06
Unusual loss	2	—	—	$0.02	—	—
Closure and restructuring costs, net of current income tax	—	—	2	—	—	$0.02

Excluding specific items	45	56	46	$0.45	$0.69	$0.46

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products  composed mainly of recycled fibres. Cascades employs close to 14 000 employees who work in more than 100 modern and flexible production units located in North -America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information: Ms. Christine Beaulieu Manager, Communications (819) 350-0793 Mr. Marc Jasmin, C.M.A. Director, Investor relations Cascades Inc. (514) 282-2681	Source: Mr. Christian Dubé Vice-President and Chief Financial Officer Cascades Inc.

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at June 30,	As at December 31,
	Note	2007	2006
		(unaudited)
Assets

Current assets
Cash and cash equivalents		19	34
Accounts receivable		683	650
Inventories		569	548
		1,271	1,232
Property, plant and equipment		1,968	2,063
Other assets	7	297	303
Goodwill		301	313
		3,837	3,911

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		53	42
Accounts payable and accrued liabilities		564	607
Current portion of long-term debt	8	6	9
		623	658
Long-term debt	8	1,607	1,657
Other liabilities	9	427	439
		2,657	2,754

Shareholders’ equity
Capital stock	11	517	517
Retained earnings		706	649
Accumulated other comprehensive income	12	(43)	(9)
		1,180	1,157
		3,837	3,911

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

(unaudited)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	Note	2007	2006	2007	2006

Sales		1,041	841	2,068	1,659
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	10	860	680	1,712	1,353
Depreciation and amortization		52	41	105	81
Selling and administrative expenses		97	76	197	151
Unusual losses (gains)	5, 6(b)	1	—	(24)	—
Closure and restructuring costs	3	1	—	3	4
Loss (gain) on commodity derivatives financial instruments	4	3	—	(7)	(5)
		1,014	797	1,986	1,584
Operating income from continuing operations		27	44	82	75

Interest expense		27	21	54	42
Foreign exchange gain on long-term debt		(25)	(14)	(29)	(14)
		25	37	57	47
Provision for income taxes		—	4	13	8
Share of results of significantly influenced companies	5(c)	(17)	(1)	(21)	(4)
Non-controlling interest		—	—	1	—
Net earnings from continuing operations		42	34	64	43
Net earnings (loss) from discontinued operations	5(d)	3	(1)	3	(4)
Net earnings for the period		45	33	67	39
Basic and diluted net earnings from continuing operations per common share		$0.42	$0.42	$0.64	$0.53
Basic and diluted net earnings per common share		$0.45	$0.41	$0.67	$0.48
Weighted average number of common shares outstanding		99,291,649	80,797,384	99,379,774	80,803,314

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statement of Shareholders’ Equity

(in millions of Canadian dollars)

(unaudited)

		For the 6-month period ended June 30, 2007
	Note	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity

Balance - beginning of period		517	649	(9)	1,157
Cumulative impact of accounting changes	1(c)(f)	—	—	1	1
Restated balance, beginning of period		517	649	(8)	1,158
Comprehensive income:
Net earnings for the period		—	67	—	67
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities		—	—	(39)	(39)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges, net of related income taxes and reclassification adjustments		—	—	3	3
Change in fair value of commodity derivative financial instruments designated as cash flow hedges, net of related income taxes and reclassification adjustments		—	—	1	1
Comprehensive income for the period					32

Dividends		—	(8)	—	(8)
Adjustment related to stock options		2	—	—	2
Redemption of common shares		(2)	(2)	—	(4)

Balance - end of period		517	706	(43)	1,180

	For the 6-month period ended June 30,
	2006
	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ equity

Balance - beginning of period	264	669	(36)	897
Comprehensive income:
Net earnings for the period	—	39	—	39
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	3	3
Comprehensive income for the period				42

Dividends	—	(7)	—	(7)
Adjustment related to stock options	2	—	—	2
Balance - end of period	266	701	(33)	934

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	Note	2007	2006	2007	2006

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations		42	34	64	43
Adjustments for:
Depreciation and amortization		52	41	105	81
Unusual gains		(1)	—	(26)	—
Closure and restructuring costs		1	—	1	—
Unrealized loss (gain) on commodity derivative financial instruments		4	(1)	(3)	(7)
Foreign exchange gain on long-term debt		(25)	(14)	(29)	(14)
Future income taxes		(8)	(4)	(5)	(8)
Share of results of significantly influenced companies		(17)	(1)	(21)	(4)
Non-controlling interest		—	—	1	—
Others		(5)	1	(6)	3
		43	56	81	94
Change in non-cash working capital components		(47)	(22)	(129)	(55)
		(4)	34	(48)	39
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment		(34)	(27)	(68)	(44)
Proceed from disposal of property, plant and equipment	5(a)	7	—	7	—
Increase in other assets		1	1	—	1
Business acquisitions, net of cash acquired		—	(14)	—	(14)
Business disposal, net of cash disposed	6(b)	—	—	37	—
		(26)	(40)	(24)	(57)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		4	14	12	4
Change in revolving credit facilities		23	(21)	67	(52)
Increase in other long-term debt		—	—	—	1
Payments of other long-term debt		(1)	(2)	(4)	(6)
Net proceeds from issuance of common shares		1	—	1	1
Redemption of common shares	11	(1)	(1)	(4)	(1)
Dividends		(4)	(4)	(8)	(7)
		22	(14)	64	(60)
Change in cash and cash equivalents during the period from continuing operations		(8)	(20)	(8)	(78)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	10(d)	—	—	—	57
Change in cash and cash equivalents during the period		(8)	(20)	(8)	(21)
Translation adjustments on cash and cash equivalents		(6)	(2)	(7)	(3)
Cash and cash equivalents - Beginning of period		33	41	34	43

Cash and cash equivalents - End of period		19	19	19	19

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements.  These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”.  It describes reporting and disclosure recommendations with respect to comprehensive income and its components.  Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income.  The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 ($36 million as of January 1, 2006 for the purpose of the comparative financial information) previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments – Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments – Recognition and Measurement”.  It describes the standards for recognizing and measuring financial instruments in the financial statements.  Under this Section, financial assets available for sale, assets and liabilities held for trading and derivatives financial instruments, when part of a hedging relationship or not, are measured and accounted for at fair value.  Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

Upon the adoption of this Section, the Company made the following classifications:

•                  Cash and cash equivalents are classified as financial assets held for trading and are measured at fair value.  Resulting gains and losses are recorded in earnings.

•                  Accounts receivable, other investments, bank loans and advances, accounts payables and accrued liabilities and long-term debt are classified as loans and receivable and are initially recorded at fair value.  Subsequently, they are recorded at amortized costs using the effective interest rate method.  Under this classification, deferred financing costs related to Unsecured Senior Notes are now presented as a reduction of the carrying value of the respective debt.

This Section was applied retroactively without restating the comparatives figures and resulted in the following adjustments as of January 1, 2007:

$
Other assets	(12)

Long-term debt	(17)
Other liabilities	3
(14)
Net change	2

Impact on accumulated other comprehensive income	1
Impact on retained earnings	1
2

d) Hedges

On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, “Hedges”.  It expands the guidelines required by Accounting Guideline 13 (AcG-13), “Hedging Relationships”. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings.  The Company elected to apply hedge accounting for the following items as of January 1, 2007:

Item	Nature of hedging relationship	Implication
Foreign exchange forward contracts and currency option instruments.	Cash flow hedge of future anticipated sales, purchases and interest expenses denominated in foreign currencies.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to sales, cost of sales or interest expense in the same period as the respective hedged item affects earnings.

Interest rate swap agreement of a notional amount of US$50 million, maturing in 2013.	Fair value hedge on a portion of the Company’s 6.75% Unsecured Senior Notes.

Gains or losses from these derivatives financial instruments are recorded to earnings as interest expense. However, a corresponding amount is recorded as an adjustment to the carrying value of the 6.75% Unsecured Senior Notes and interest expense.

Commodity swap agreements on natural gas and electricity.	Cash flow hedges of anticipated purchases of natural gas and electricity.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustment to cost of sales in the same period as the respective hedged item affects earnings.

Long-term debt denominated in foreign currencies.	Hedge of the net investment of the Company in self-sustaining foreign subsidiaries.

Gains or losses resulting from the translation to Canadian dollars of long-term debt denominated in foreign currencies and designated as net investment hedges are recorded in accumulated other comprehensive income net of related income taxes.

As in previous years, the Company continued not applying hedge accounting to certain derivatives financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers.  Accordingly, gains and losses from these derivatives financial instruments are recorded directly to earnings.  The adoption of Section 3865 had no impact on the consolidated financial statements of the Company as at January 1, 2007.

During the second quarter of 2007, the Company entered into foreign exchange forward contracts and currency option instruments to fix a notional amount of US$150 million of its U.S.- denominated debt. The Company elected not to apply hedge accounting to these instruments and they are recorded at fair value in earnings against the foreign exchange gains or losses on long-term debt.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 “Accounting changes”. This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors.  The adoption of this Section had no impact on the consolidated financial position and results of operations of the Company.

f) Others

As at January 1, 2007, Boralex Inc. «Boralex», a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. The impact on the Company following the adoption of these Sections by Boralex is reflected in notes a), b) and c) above.

g) New accounting standards not yet adopted

Capital disclosures - In December 2006, the CICA published Section 1535, “Capital Disclosures”. This new standard established disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial instruments – disclosures and presentation - In December 2006, the CICA published two new sections: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards replace Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

Inventories - In June 2007, the CICA published Section 3031, “Inventories”. This new standard established measurement and disclosure requirements concerning inventories. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

NOTE 2 - MEASUREMENT UNCERTAINTY

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets.

NOTE 3 - CLOSURE AND RESTRUCTURING COSTS

In 2005 and 2006, the Company announced the permanent or temporary shutdown of certains operating units and production equipment. The following table provides a reconciliation of all closure and restructuring cost provisions.

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006

Balance at beginning of period	36	41	47	55
Additionnal (reversal) provision - severance and pension liability	(4)	1	(2)	7
Non-monetary items	(1)	—	(1)	—
Payments	(3)	(3)	(16)	(23)

Balance at end of period	28	39	28	39

NOTE 4 - COMMODITY DERIVATIVES FINANCIAL INSTRUMENTS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006
Realized loss (gain) on commodity derivatives financial instruments	(1)	1	(4)	2
Unrealized loss (gain) on commodity derivatives financial instruments	4	(1)	(3)	(7)
	3	—	(7)	(5)

NOTE 5 - UNUSUAL GAINS AND LOSSES

a) On May 1, 2007, the Company sold the building of its Toronto (Pickering) tissue converting facility, closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million.

b) In the second quarter of 2007, the Company recorded a provision of $3 million related to the action filed by ServiceCore, Inc. and to the class actions filed following the infractions of 2006 under the Competition Act relating to the sale of carbonless paper sheets by Cascades Fine Papers Group, Inc. An amount of $1 million of this provision is presented in discontinued operations.

c) In the second quarter of 2007, the Company recorded a dilution gain of $15 million resulting from the decreased of its participation in Boralex from 43% to 34% as a result of a public equity offering of 7.3 million common shares by Boralex at a price of $15.00. This gain is presented in the share of results of significantly influenced companies.

d) In the second quarter of 2007, the Company recorded a gain of $5 million related to the settlement of a portion of the pension plan of the Thunder Bay coated fine paper mill, closed in January 2006. This gain and the provision of $1 million discussed in b) above are recorded in discontinued operations net of related income taxes of $1 million.

NOTE 6 - BUSINESS ACQUISITION AND DISPOSAL

a) On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. “Norampac” held by Domtar Inc.  for a total purchase price of $561 million. The balance sheet and results of Norampac are fully consolidated since that date as they were proportionally consolidated prior to the acquisition. The purchase price allocations for the Norampac acquisition have not yet been completed mainly with respect to the identification and valuation of property, plant and equipment and other potential intangible assets. The final allocation of the purchase price could result in significant changes.

b) On January 25, 2007, the Company sold its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income tax of $11 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Boxboard

Accounts receivable	2
Inventories	4
Property, plant and equipment	2
Goodwill	6
14
Accounts payable and accrued liabilities	(2)
12
Gain on disposal	25
Total consideration received, net of cash disposed of $1 million	37

c) On June 20, 2007, Reno De Medici S.p.A. (“RdM”) and Cascades Inc. announced the signing of a Letter of Intent for the negotiation of the terms and conditions of a possible combination of RdM and the european recycled cartonboard business of Cascades S.A. Concurrently with the proposed merger, Cascades S.A. and a group of current shareholders of RdM are expected to enter into a three-year shareholders’ agreement covering matters relating to corporate governance (where Cascades S.A., on the one hand, and a group of current shareholders of RdM, on the other hand, would be equally represented in the board of directors of RdM), and providing for an 18-month lock-up and thereafter reciprocal first refusal and tag-along rights.

The combination is subject to several conditions including reciprocal due diligence, the negotiation and signing of definitive agreements, Board approval, the approval of the shareholders of RdM by special resolution at a meeting to be called specifically for this purpose, the approval of the appropriate antitrust and regulatory authorities, to the transaction not being subject to mandatory tender offer requirements for RdM shares in Italy and in Spain, and to customary closing conditions. The merger is expected to be effective at the beginning of 2008 upon expiry of applicable statutory delays. The impact on the financial statements of the Company will be determined upon the final closing of the transaction.

NOTE 7 - OTHER ASSETS

	As at June 30,	As at December 31,
	2007	2006

Investments in significantly influenced companies	116	107
Other investments	12	12
Deferred charges	16	34
Employee future benefits	60	52
Fair value of derivatives financial instruments	8	7
Customer relationship and client lists	71	77
Other finite-life intangible assets	14	14
	297	303

NOTE 8 - LONG-TERM DEBT

	As at June 30,	As at December 31,
	2007	2006

7.25% and 6.75% unsecured senior notes (US$925 million, net of deferred financing costs)	976	1,078
Revolving and term credit facilities	619	557
Other debt from subsidiaries	15	28
Other debt from joint ventures	3	3
	1,613	1,666
Current portion	6	9
	1,607	1,657

On June 27, 2007, the Company amended its credit facility to add a new 12-month unsecured revolving credit facilty in the amount of $100 million to provide additional availability of funds.

NOTE 9 - OTHER LIABILITIES

	As at June 30,	As at December 31,
	2007	2006

Employee future benefits	108	107
Future income taxes	272	286
Fair value of derivatives financial instruments	6	2
Legal settlement	9	11
Non-controlling interest	21	19
Others	11	14
	427	439

NOTE 10 - ADDITIONAL INFORMATION

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006

(a) Cost of sales
Foreign exchange gain	3	—	3	—

(b) Employee future benefits expenses
Defined benefit pension plans	3	3	5	6
Other employee future benefit plans	3	2	5	4
Defined contribution pension plans	1	1	2	2

(c) Supplemental disclosure
Depreciation of property, plant and equipment	49	39	100	78
Amortization of other assets	3	2	5	3
Amortization of deferred financing cost included in interest expense	1	1	2	2
Interest paid	18	7	55	40
Income taxes paid	16	10	26	4

(d) Discountinued operations
Cash and cash equivalents provided by discountinued operations including proceeds on disposal	—	—	—	57

NOTE 11 - CAPITAL STOCK

As at June 30, 2007, the capital stock issued and outstanding consisted of 99,341,651 common shares (99,533,654 as at December 31, 2006).  As at June 30, 2007, 2,555,537 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 103,397 options were exercised and 78,525 were forfeited. In addition, the Company issued 422,068 stock options during the period at an exercise price of $11.83.

In 2007, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,970,094 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2007 to March 12, 2008. As of June 30, 2007, the Company repurchased  295,400 common shares under this program for a consideration of approximately $3.9 million.

NOTE 12 - ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at June 30,	As at December 31,
	2007	2006
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	(48)	(9)

Unrealized gains arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes	3	—

Unrealized gains arising from commodity derivatives financial instruments designated as cash flow hedges, net of related income taxes	2	—

	(43)	(9)

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006

Sales
Packaging products
Boxboard
Manufacturing	206	167	407	339
Converting	177	185	346	369
Eliminations and others	(28)	(15)	(52)	(27)
	355	337	701	681
Containerboard
Manufacturing	152	86	306	168
Converting	256	131	495	251
Eliminations and others	(101)	(62)	(200)	(120)
	307	155	601	299
Specialty products
Manufacturing	81	85	167	170
Converting	58	57	117	111
Recovery, deinked pulp and eliminations	94	53	187	103
	233	195	471	384

Eliminations	(29)	(21)	(57)	(41)
	866	666	1,716	1,323
Tissue papers
Manufacturing and converting	180	182	366	351

Eliminations and others	(5)	(7)	(14)	(15)
Consolidated total	1,041	841	2,068	1,659

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006
Operating income (loss) before depreciation and amortization from continuing operations and operating income from continuing operations

Packaging products
Boxboard
Manufacturing	(1)	—	(5)	4
Converting	13	16	51	32
Others	(1)	(2)	(3)	(5)
	11	14	43	31
Containerboard
Manufacturing	14	12	35	20
Converting	20	12	35	23
Others	3	2	6	1
	37	26	76	44

Specialty products
Manufacturing	(1)	5	3	3
Converting	5	8	12	14
Recovery, deinked pulp and others	6	2	12	8
	10	15	27	25

	58	55	146	100
Tissue papers
Manufacturing and converting	16	29	35	58

Corporate	5	1	6	(2)
Operating income before depreciation and amortization from continuing operations	79	85	187	156

Depreciation and amortization
Boxboard	(17)	(16)	(34)	(33)
Containerboard	(16)	(10)	(32)	(19)
Specialty products	(8)	(7)	(16)	(14)
Tissue papers	(9)	(10)	(18)	(19)
Corporate and eliminations	(2)	2	(5)	4
	(52)	(41)	(105)	(81)
Operating income from continuing operations	27	44	82	75

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	4	1	7	2
Converting	9	7	18	12
Others	—	1	—	1
	13	9	25	15
Containerboard
Manufacturing	4	6	5	8
Converting	1	3	4	6
Others	—	—	—	—
	5	9	9	14
Specialty products
Manufacturing	2	2	5	3
Converting	2	1	4	2
Recovery, deinked pulp and others	1	2	2	3
	5	5	11	8

	23	23	45	37
Tissue papers
Manufacturing and converting	9	3	19	5

Corporate	2	1	4	2
Consolidated total	34	27	68	44

Additional information

(in millions of Canadian dollars, except shipments and share information)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006

Common shares - Toronto Stock Exchange
High	$13.05	$11.99	$15.80	$11.99
Low	$11.00	$10.51	$11.00	$9.66
Volume	20,318,000	5,246,000	39,764,000	10,801,000
Shipments of manufacturing and converting products (in thousands of short tons)
Packaging products
Boxboard	313	276	614	569
Containerboard	367	190	717	378
Specialty products	114	117	229	232
Tissue papers	112	114	221	218

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash

Net earnings, which is a performance measure defined by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2007	2006	2007	2006

Net earnings for the period	45	33	67	39
Net loss (earnings) from discontinued operations	(3)	1	(3)	4
Non-controlling interest	—	—	1	—
Share of results of significantly influenced companies	(17)	(1)	(21)	(4)
Provision for income taxes	—	4	13	8
Foreign exchange gain on long-term debt	(25)	(14)	(29)	(14)
Interest expense	27	21	54	42

Operating income from continuing operations	27	44	82	75

Depreciation and amortization	52	41	105	81

Operating income before depreciation and amortization	79	85	187	156